Exhibit 99.6 Notice to ASX Appendix 3X Initial Director’s Interest Notice Rule 3.19A.1 Appendix 3X Initial Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity Rio Tinto Limited ABN 96 004 458 404 We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Jennifer Anne Nason Date of appointment 1 March 2020 Part 1 - Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities Nil + See chapter 19 for defined terms. 11/3/2002 Appendix 3X Page 1

Appendix 3X Initial Director’s Interest Notice Part 2 – Director’s relevant interests in securities of which the director is not the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Number & class of Securities Note: Provide details of the circumstances giving rise to the relevant interest. N/A Part 3 – Director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest Name of registered holder (if issued securities) No. and class of securities to which interest relates + See chapter 19 for defined terms. Appendix 3X Page 2 11/3/2002